Exhibit 99.1

Annual General Meeting 2017

The 2017 Annual General Meeting of Shareholders (“AGM”) of Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize” or “the Company”) will be held on April 12, 2017, at Theater Amsterdam, Danzigerkade 5 in Amsterdam. The meeting will be audio webcast live and in full on this website.

The agenda and relevant documents were published on March 1, 2017.

Meeting documents

Below you find the agenda and other relevant documents:

●	AGM 2017 announcement (in Dutch)
●	Agenda and explanatory notes
●	Annual report 2016
●	Summary report 2016
●	Supplementary report on Sustainable Retailing performance 2016
●	Corporate Governance report
●	Remuneration report
●	2016 Statutory accounts Delhaize Group NV/SA
●	2016 Board report Delhaize Group NV/SA
●	Report of the Statutory Auditor of Delhaize Group NV/SA for the year ended July 23, 2016
●	Proxies: Company Representative Proxy / General Proxy / Independent Third Party Proxy

Outstanding shares and voting rights

On March 1, 2017, after market close, Koninklijke Ahold Delhaize N.V. had 1,262,539,062 ordinary shares outstanding. Also 268,415,103 cumulative preferred financing shares are outstanding, to which 74,362,963 voting rights are attached. The total number of voting rights is 1,336,902,025.

Attending the meeting and voting

The 2017 AGM will be held on April 12, 2017 at 2:00 PM CET. The registration will start at 1:00 PM CET. Click here for a route description to Theater Amsterdam.

Shareholders have several possibilities to cast their votes at the AGM, which are outlined below.

Registration and record date

Pursuant to Dutch law, the persons who will be considered as entitled to vote and/ or attend the AGM, are those persons who on March 15, 2017, after processing of all settlements per this date (the “Record Date”) have these rights and are registered as such in a (sub)register designated by the Management Board. The (sub)registers for bearer shares are the administrations held at the Record Date – March 15, 2017 at 6:00 PM CET, by the banks and brokers which are participating institutions (aangesloten instellingen) according to the Dutch Securities Depository Act (Wet Giraal Effectenverkeer) of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Parts of) the shareholders registers of the Company are designated as (sub)registers for holders of registered shares.

Notification

Holders of bearer shares who either in person or by proxy wish to attend the meeting could register with ABN AMRO Bank N.V. via www.abnamro.com/evoting or via their own bank as from

March 15, 2017, up to and including ultimately April 5, 2017 at 5:00 PM CET. A confirmation must be submitted to ABN AMRO Bank N.V. via www.abnamro.com/intermediary, no later than April 6, 2017 at 10:00 AM CET, by the participating institution in which administration those holders are registered as holders of the shares, stating that such shares were or will be registered at the Record Date, whereupon the holder will receive an admission ticket for the general meeting.

Registered shares

Holders of registered shares who wish to attend the general meeting have to notify the Company in the manner set forth in the letters sent to them.

Identification

Persons without a valid admission ticket will not be admitted to the meeting. Persons entitled to attend the meeting may be asked for identification prior to being admitted and are therefore requested to carry a valid identity document (such as a passport or driver’s license).

Voting

If you will be present during the meeting you will be able to cast your vote directly on all subjects that are brought up for voting. Voting at the shareholders meeting will be done by means of an electronic voting system, so that the outcome of the vote can be determined directly.

Please note that facilities will be available for proxyholders that represent several shareholders and that wish to vote in different ratios per agenda item. Such proxyholders are requested to contact the Company at +31 88 659 5275.

Voting instruction through the internet

Shareholders may also participate in the decision-making process and cast their vote through an electronic proxy with a voting instruction. In such case you need to register your shares in Ahold Delhaize with ABN AMRO ultimately on April 5, 2017 at 5:00 PM CET. You may electronically give your voting instruction through www.abnamro.com/evoting. You will grant an electronic proxy with a voting instruction to the Company Secretary of Ahold Delhaize or to SGG Netherlands N.V. (“SGG”). If you desire, you may also change your voting instruction. You may submit your voting instruction up to and including April 5, 2017 at 5:00 PM CET.

Voting instruction via written proxy

The meeting and voting rights may be exercised by a written proxy. There are three different Proxy forms, which are available in the ‘meeting documents’ section above and at the offices of Koninklijke Ahold Delhaize N.V.

Proxy to Company Representative

With the Proxy Company Representative shareholders may provide any of the Ahold Delhaize representatives referred to in this form with a proxy to represent the shareholder at the AGM, in the manner set out in the Proxy Company Representative form. This written proxy must have been received by the Company Secretariat ultimately on April 5, 2017. Anyone attending on your behalf should bring the written proof that you are a shareholder (registratiebewijs). Therefore, please send the written proof that you are a shareholder to Ahold Delhaize.

General proxy

With the General Proxy form shareholders may provide any and all person of their choice with a proxy to represent the shareholder at the AGM, in the manner set out in the General Proxy form. This written proxy must have been received by the Company Secretariat ultimately on April 5, 2017. Please note that anyone attending on your behalf should bring the written proof that you are a shareholder (registratiebewijs), as well as a copy of the written proxy as these need to be shown at the registration for the meeting.

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Proxy to Independent Third Party

It is possible to provide a proxy to SGG, which will perform the proxy as an independent third party. This written proxy to SGG, which will also contain voting instructions, must have been received by SGG ultimately on April 5, 2017. Anyone attending on your behalf should bring the written proof that you are a shareholder (registratiebewijs). Therefore, please send the written proof that you are shareholder to SGG.

Holders of American Depository Receipts

If you are a registered holder of American Depositary Receipts (ADRs), you may give your instruction through Deutsche Bank Trust Company Americas, the U.S. depositary. You will receive information, including a voting instruction card. If your ADRs are held through a bank, broker or custodian, you will receive the voting instruction card from your bank, broker or custodian directly. Both registered and beneficial holders can vote their shares provided such holders have returned their completed proxy form prior to 10 am New York time on March 29, 2017.

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